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SECURI... 06005054 ...ON

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEI Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 N. Wabash Suite 2600
(No. and Street)

Chicago (City) IL (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman Goldstein 312-670-4434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Solomon & Associates, LLC
(Name – if individual, state last, first, middle name)

6200 N. Hiawatha Ave. Suite 450, Chicago IL 60646
(Address) (City) (State) (Zip Code)

PROCESSED
APR 27 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2006
WASH. D.C. 203 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEI Brokerage, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LORI F GOLDSTEIN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/08/09

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEI BROKERAGE, INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2005

SOLOMON & ASSOCIATES LLC

GEI Brokerage, Inc.
Audited Financial Statements
For the Year Ended December 31, 2005

TABLE OF CONTENTS

SOLOMON & ASSOCIATES LLC
CERTIFIED PUBLIC ACCOUNTANTS

CHARLES R. BAERSON, C.P.A.
DANIEL M. WITONSKI, C.P.A.
BHUPEN D. PATEL, C.P.A.
LEONARD KASKEL, C.P.A
SCOTT A. RUBIN, C.P.A.
BARRY B. BERKOWITZ, C.P.A.
JULIUS SOLOMON, C.P.A. (1917-1989)

6200 NORTH HIAWATHA AVE., SUITE 450
CHICAGO, ILLINOIS 60646
TELEPHONE: (773) 286-2211
FAX: (773) 286-7869
E-MAIL: CPA@SOLOMONETAL.COM

Independent Auditors' Report

Board of Directors
GEI Brokerage, Inc.

We have audited the accompanying Statement of Financial Condition of GEI Brokerage, Inc. as of December 31, 2005, and the related Statements of Income, Changes in Shareholders' Equity, and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibly of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GEI Brokerage, Inc. as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying Schedule I - Computation of Net Capital Under Rule 15c3-1, and Schedule II - Other Operating Expenses, are presented only for supplementary analysis purposes and are not required parts of the basic financial statements required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Solomon & Associates LLC

Solomon & Associates LLC
February 7, 2006

GEI Brokerage, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Current Assets	
Cash	$ 25,979
Commissions Receivable	2,307
Prepaid Expenses	2,610
Total Current Assets	30,896
Total Assets	$ 30,896

Liabilities and Shareholders' Equity

Liabilities		
Accounts Payable		$ 104
Due to Affilate		11,702
Total Current Liabilities		11,806
Total Liabilities		11,806
Shareholders' Equity		
Common Stock - No Par Value		
Authorized	1,000 Shares	
Issued and Outstanding	100 Shares	15,000
Additional Paid In Capital		24,899
Retained Earnings (Deficit)		(20,809)
Total Shareholders' Equity		19,090
Total Liabilities and Shareholders' Equity		$ 30,896

The accompanying notes are an integral part of these financial statements.

GEI Brokerage, Inc.
Statement Of Income
For The Year Ended December 31, 2005

Revenues	
Commission and Concession Income	$ 30,403
Total Revenue	30,403
Operating Expenses	
Regulatory Fees	2,243
Other Operating Expenses - Schedule II	29,798
Total Operating Expenses	32,041
Operating Income (Loss)	(1,638)
Net Income (Loss)	$ (1,638)

The accompanying notes are an integral part of these financial statements.

GEI Brokerage, Inc.
Statement of Changes In Shareholders' Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)
Balance, January 1, 2005	$ 15,000	$ 24,899	$(19,171)
Net Income (Loss)	-	-	(1,638)
Balance, December 31, 2005	$ 15,000	$ 24,899	$(20,809)

The accompanying notes are an integral part of these financial statements.

GEI Brokerage, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows From Operating Activities:		
Net Income (Loss)	$	(1,638)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Increase in Commissions Receivable		(166)
Increase in Prepaid Expenses		(159)
Increase in Accounts Payable		104
Increase in Due to Affiliate		11,702
Decrease in Due from Affiliate		7,969
Net Cash Provided by Operating Activities		17,812
Cash Flows From Financing Activities:		
Additions to Paid-in Capital		0
Net Cash Provided by Financing Activities		0
Net Increase in Cash		17,812
Cash, January 1, 2005		8,167
Cash, December 31, 2005	$	25,979
Supplemental Disclosures:		
Income Taxes Paid	$	0
Interest Paid		0

The accompanying notes are an integral part of these financial statements.

Note 1. Organization

GEI Brokerage, Inc. (the "Company") was incorporated in Illinois in 1995 to permit Norman Goldstein, one of the two shareholders in the Company, to continue in the business of selling mutual funds, insurance products and direct participation programs, following his voluntary termination of his relationship with SunAmerica Securities, Inc., a registered broker/dealer in Phoenix, AZ ("SunAmerica"). Mr. Goldstein had been selling such investments initially as a registered representative and ultimately as "OSJ" (Office of Supervisory Jurisdiction) Principal for SunAmerica and its predecessors since 1988. In 1996 the Company received final approval from the appropriate regulatory authorities to commence business as a limited purpose broker/dealer, authorized to sell mutual funds, insurance products and direct participation programs only on a direct-way basis from the issuers of these investments. The investment products are sold primarily to persons who are clients or who become clients of GEI Financial Services, Inc. ("Financial"), a company with the same shareholders as GEI Brokerage, Inc.

The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD).

Note 2. Significant Accounting Policies

Recognition of Income and Related Expenses

The Company records commission income and concessions from the sale of mutual funds, insurance products and direct participation programs on the date the Issuer determines the Company is entitled to receive the commission/concession or when the Issuer acknowledges the completion of the underlying sale.

Regulatory Expenses

Expenses related to obtaining and maintaining standing with regulatory agencies are expensed over the period to which they apply.

Federal Income Taxes

The Company has elected under Subchapter S of the Internal Revenue Code not to be taxed on its income and

Note 2. Significant Accounting Policies (Continued)

its shareholders shall report their respective pro-rata shares of the income of the Corporation on their own tax returns. Therefore no provision for federal income taxes is necessary.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 3. Operating Agreement

Effective January 1, 2004, the auditee executed an amended and restated operating agreement among itself and two affiliated companies providing for the auditee to reimburse one of the affiliates for its proportionate share of the affiliated company's operating expenses for the premises and services that it uses. The agreement identifies the expenses that are being reimbursed with specificity, and allocates the expenses among the three companies based on the revenues generated by each company, initially as of December 31, 2003, with the provision for adjustment going forward.

The Company believes the agreement is in accordance with the guidance presented in the October, 2003 "Notice to Members" regarding Expense-Sharing Agreements. Accordingly, such expense has been recorded in these financial statements.

Note 4. Concentration of Business

One of the Company's sources of business is commissions on sales of investments to a few clients of GEI Financial Services, Inc., a related party, or to employees as well as family members and friends of the employees of GEI Financial Services, Inc. Such commissions have, over the past couple of years, constituted less than 15% of the Company's gross revenues during those years. The amount of gross revenues earned by the Company in a particular year is based on the investment sales referred to above plus "trails" with respect to investment sales made in

Note 4. Concentration of Business (Continued)

prior years and 12b-1 fees earned during the current year. Therefore the gross revenues of the Company may vary from year to year.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2005 the Company had net capital, as defined, of $15,051 which was in excess of its required net capital (including reserve amount) of $6,000.00, in the amount of $9,051. The Company's net capital ratio was .78 to 1 as of December 31, 2005.

Non-allowable assets for purposes of the Net Capital Requirement are computed as follows:

Per Balance Sheet December 31, 2005:

Commissions Receivable	$ 2,307
Prepaid Expenses	2,610
	4,917
Less:	
Commissions Receivable relating to new business	(878)
Balance Non-Allowable	$ 4,039

Note 6. Income Taxes

As of January 1, 2005, the Company had an Illinois net operating loss carry forward available to offset future taxable income in the amount of $20,927. The Company reported a $1,228 loss in 2005 and as of December 31, 2005 has $22,155 of available carry forward loss expiring as follows: December 31, 2015; $13,348. December 31, 2017; $1,228. December 31, 2022; $7,579.

Supplementary Information
Schedule I
GEI Brokerage, Inc.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2005

Net Capital:	
Total Shareholders' Equity	$ 19,090
Shareholders' Equity Not Allowable for Net Capital	0
Total Shareholders' Equity Qualified For Net Capital	19,090
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0
Other Allowable Credits	0
Total Capital and Allowable Subordinated Liabilities	19,090
Nonallowable Assets (Prepaid Expenses and Commissions Receivable)	(4,039)
Net Capital	$ 15,051
Aggregate Indebtedness:	
Total Current Liabilities	$ 11,806
Total Aggregate Indebtedness	$ 11,806

Computation of Basic Net Capital Requirement

Minimum Net Capital Required 6.67% of Aggregate Indebtedness	$ 787
Minimum Dollar Net Capital Requirement	5,000
Net Capital Requirement (Including Reserve Amount)	6,000
Excess Net Capital	9,051
Excess Net Capital at 1000%	13,870
Percentage of Aggregate Indebtedness to Net Capital	78%

See Independent Auditors' Report.

Supplementary Information
Schedule I
GEI Brokerage, Inc.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2005

Reconciliation With Corporation's Computation of Net Capital

Net Capital, as Reported by Corporation In Part II of FOCUS Report as of December 31, 2005	$	15,051
Differences:		
None		—
Net Capital Per Audit	$	15,051

See Independent Auditors' Report.

GEI Brokerage, Inc.
Supplementary Information
Schedule II
Other Operating Expenses
For The Year Ended December 31, 2005

Other Operating Expenses

Operating Agreement with Affiliate	$	19,671
Insurance		546
Accounting Fees		8,897
Professional Licenses		180
Other Regulatory Fees		504
Total Other Operating Expenses	$	29,798

See Independent Auditors' Report.